

March 1, 2012

Via E-mail
JoAnn M. Armenta
President and Chief Operating Officer
Inland Monthly Income Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

> **Re: Inland Monthly Income Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed February 15, 2012**
> **File No. 333-176775**

Dear Ms. Armenta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our letter dated October 11, 2011. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

2.   We note that you have changed your name to Inland Monthly Income Trust, Inc. Please revise your cover page risk factors to clarify that your distributions are not guaranteed.

Appendix A

Table I – Experience in Raising and Investing Funds, page A-2

3.   We note your "repayment of indebtedness" and "temporary cash investments" categories in Table I. Please revise to explain these categories in a footnote to the Table.

Exhibit 5.1 legal opinion

4.   We note that counsel has assumed sufficient authorized shares, an assumption we consider inappropriate as stated in Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings. Please have counsel provide a revised legal opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Michael J. Choate
        Shefsky & Froelich Ltd
        Via E-mail